MDS Reports Preliminary Fourth Quarter 2008 Results

TORONTO, CANADA, December 17, 2008 - MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported its preliminary and unaudited fourth quarter and year-end results for the period ended October 31, 2008.  All amounts in this report are preliminary and unaudited, and do not include the $270 million to $370 million estimated write-down of MDS Pharma Services goodwill that was previously announced on December 10, 2008.  The Company expects to file its audited year-end 2008 results, including the MDS Pharma Services goodwill write-down, with its annual reports in January 2009. For the fourth quarter, MDS reported total revenue of $322 million.  Including a $246 million after-tax charge to write off the MAPLE asset, the Company reported a net loss of $255 million and loss per share from continuing operations of $2.11. Net revenue was $295 million and adjusted EBITDA was $37 million, compared with $307 million and $35 million in the prior year, respectively.  Adjusted earnings per share were $0.02, down from $0.10 in the prior year.

Quarterly Highlights
•	MDS reported net revenue of $295 million, down 4% from $307 million in the prior year. Excluding the impact of foreign exchange plus acquisitions and divestitures, net revenue increased 4%.
•	MDS delivered adjusted EBITDA of $37 million, up 6% from $35 million in the prior year.
•	MDS Pharma Services reported $112 million in net revenue, down from $123 million last year, and $8 million in adjusted EBITDA, up from $1 million in the prior year.
•
MDS Nordion delivered solid results with revenue of $84 million, up from $76 million last year. Adjusted EBITDA was $21 million versus $20 million last year, including an unrealized embedded derivative charge of $13 million in 2008 and an unrealized gain of $4 million in 2007.

•
MDS Analytical Technologies continued to be impacted by soft demand for high-end instruments and reported revenue of $99 million and adjusted EBITDA of $17 million, compared with $108 million and $27 million last year, respectively.

•
MDS will record a non-cash after-tax charge of $246 million to write off the net book value of certain assets related to the MAPLE facilities project.  In addition, the Company expects to record a charge in the range of $270 million to $370 million to write down MDS Pharma Services goodwill.

•
MDS repurchased 1.0 million shares for $12 million under its Normal Course Issuer Bid during the fourth quarter.  As a result of the reported net loss, driven by the write-down charges, a debt covenant restricts MDS from further share repurchases for the foreseeable future.

“While 2008 included successes and disappointments, we have made progress on our improvement initiatives,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.   “We are taking action to make MDS more competitive as we head into 2009 and a backdrop of challenging economic conditions.”

Operating Segment Results

MDS Pharma Services

			% Change
(millions of U.S. dollars)	Q4 2008	Q4 2007	Reported
Net Revenues: Early-stage Late-stage	65 47	66 57	(2%) (18%)
	$112	$123	(9%)
Reimbursement revenues	27	20
Total revenues	$139	$143
Adjusted EBITDA:	$8	$1	700%
	7%	1%	-

For the fourth quarter, MDS Pharma Services net revenue decreased 9% over the prior year.  Overall, early-stage revenue was flat with growth in Phase I and bioanalytical services.  This was offset by a decline in late-stage, which was impacted by customer-driven delays.   Adjusted EBITDA was $8 million, compared with $1 million last year, and included restructuring savings and a $9 million improvement related to the impact of foreign exchange.  These benefits were partially offset by inflation and lower revenue.

New business wins of $131 million, compared with $134 million in the equivalent period last year, resulted in a backlog of $485 million for the quarter, up 14% from $426 million in the prior year.  Sequentially, new business wins decreased 22% as clients continue to reprioritize their product pipelines.  With more than 40% of the backlog denominated in currencies outside of the U.S., and a weakening euro during the quarter, backlog decreased 12% sequentially.

As previously announced, the Company carries out goodwill testing on an annual basis and has determined that a write-down of goodwill at MDS Pharma Services is appropriate.  This write-down is due to the decline in the overall stock-market valuation of the contract-research sector, the uncertain economic outlook and the delay in profit recovery at MDS Pharma Services.  Following completion of its detailed assessment to determine the fair value of the business, MDS expects to record a goodwill write-down in the range of $270 million to $370 million.

During the fourth quarter, MDS Pharma Services moved its Singapore central lab operations to a new and expanded facility.  The new facility has doubled the previous capacity for sample storage, processing and safety testing to better serve current and emerging demand for laboratory research services in the Asia-Pacific region.  In addition, MDS Pharma Services received two Good Clinical Practice Journal awards for excellence in clinical-trial management.

MDS Nordion
			% Change
(millions of U.S. dollars)	Q4 2008	Q4 2007	Reported
Revenues	$84	$76	11%
Adjusted EBITDA:	$21	$20	5%
	25%	26%	-

MDS Nordion’s revenue for the fourth quarter was $84 million, compared with $76 million last year driven by strength in sterilization technologies and medical isotopes.  In 2008, foreign exchange and the sale of non-strategic product lines both had a negative impact on revenue growth.  Adjusted EBITDA was $21 million, up 5% from $20 million last year.  Adjusted EBITDA benefited from strength in high-margin sterilization technologies volumes and from increased medical isotope demand due to a nuclear reactor shutdown in Europe.  Additional volume realized as a result of the European reactor shutdown delivered approximately $6 million of incremental adjusted EBITDA this quarter.

MDS Nordion has a long-term contract to buy cobalt from a Russian supplier.  This contract is denominated in U.S. dollars and, according to U.S. GAAP, creates an embedded derivative. The pronounced rise in the U.S. dollar during the fourth quarter of 2008 resulted in a $13 million loss on this embedded derivative.  A $4 million embedded derivative gain was recorded in the fourth quarter of 2007 on that same contract.  Excluding the impact of these unrealized embedded derivative charges, adjusted EBITDA more than doubled year over year.

During the fourth quarter, the Company assessed its MAPLE assets and determined, based on its dispute with Atomic Energy of Canada Limited (AECL) and the Government of Canada, that a net write-off of $246 million was appropriate under applicable accounting rules. This was driven by the difficulty of projecting a specific outcome for any dispute of this nature.  MDS believes that it has a strong case against AECL and the Government of Canada with respect to the MAPLE agreement, which the Company continues to actively pursue.

In addition, MDS has determined that its original accounting in 2006 for the MAPLE transaction as an intangible asset was incorrect and has restated its historical results to report the MAPLE facilities as construction-in-progress.  The MAPLE write-off includes the impact of this restatement.

 MDS Analytical Technologies
			% Change
(millions of U.S. dollars)	Q4 2008	Q4 2007	Reported
Revenues	$99	$108	(8%)
Adjusted EBITDA	$17	$27	(37%)
	17%	25%	-

MDS Analytical Technologies reported $99 million in revenue, down 8% from $108 million in the prior year.  The year-over-year decline was largely driven by lower shipments of mass spectrometers as end-user revenue decreased 11%. MDS Analytical Technologies continues to see strength across Asia and in applied markets for food, water and environmental testing;  however, demand for high-end instruments, particularly in North America and to a lesser extent Europe, remains soft.  Foreign exchange had a negative impact on revenue of $3 million during the quarter.  For the quarter, MDS Analytical Technologies reported $17 million for adjusted EBITDA, compared with $27 million last year.  Declines were primarily driven by lower revenues.

To better serve our fastest growing markets and to further improve profitability, MDS Analytical Technologies is accelerating the transfer of its manufacturing base from North America to Asia.  These actions and others are expected to generate approximately $7 million in annualized savings.  MDS expects to record a restructuring charge in the first quarter of 2009 of roughly $5 million. This restructuring is expected to impact approximately 200 people

During the fourth quarter, MDS Analytical Technologies introduced a next-generation mass spectrometry platform with the launch of two of the most advanced mass spectrometry systems, the AB SCIEX Triple Quad™ 5500 and the AB SCIEX QTRAP® 5500.  These two new systems provide researchers with complete workflow solutions that deliver superior functionality, speed and performance.  The systems were both announced and shipped to customers in the fourth-quarter.

Corporate and Other
			% Change
(millions of U.S. dollars)	Q4 2008	Q4 2007	Reported
Selling, general and administration	$(9)	$(11)	18%
Adjusted EBITDA	$(9)	$(13)	31%

Corporate SG&A expenses were $9 million in the fourth quarter of 2008 down $2 million from the fourth quarter of 2007, primarily due to foreign exchange gains and lower incentive and stock-based compensation costs.

During the quarter, MDS also recorded $8 million in write-downs for certain long-term investments and treated these write-downs as adjusting items.

New Disclosure and Delivery Method for Reporting Financial Results
MDS has adopted a new approach to releasing quarterly financial results.  The Company will no longer use the newswires to issue quarterly Management Discussion and Analysis (MD&A) and financial statements and notes. For the Company’s first, second and third quarters, MD&A and financial statements and notes will be posted to the Company’s Website at mdsinc.com and filed with the relevant Canadian and U.S. securities regulators.  Commencing this quarter, for fourth quarter results, a press release will be issued with expanded disclosure.  However, fourth quarter results will no longer be accompanied by an MD&A and financial statements and notes.  A comprehensive MD&A with financial statements and notes will be provided on a year-end basis with the Company’s Annual Report, Annual Information Form and Proxy Circular Filings.  These documents are expected to be filed in January 2009 with the relevant securities regulators, and will also be posted to mdsinc.com.

Conference Call
MDS will hold a conference call today at 9:30 a.m. EST to discuss fourth quarter 2008 results. This call will be Webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS's actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS's products and services , the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS's quarterly and annual MD&A, annual information form, and annual report on Form 40-F for the fiscal year ended October 31, 2007 filed with the Securities & Exchange Commission.

Also note that all financial data is now shown on a U.S. GAAP basis. MDS converted to U.S. GAAP reporting with the filing of the Company’s  2007 Annual Report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

The use of non-GAAP measures including terms such as net revenue, adjusted EBITDA, adjusted EPS, new orders and backlog are used to explain the operating performance of the Company. These terms are not defined by GAAP and MDS's use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results or may have an impact on MDS's financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for actual results to GAAP financial results in its MD&A and Annual Report.

For further information contact:
Investor Inquiries
Kim Lee
416-213-4721
kim.lee@mdsinc.com

Media Inquiries
Janet Ko
416-213-4167
janet.ko@mdsinc.com

MDS Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[Preliminary and Unaudited]
Results excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill

As at October 31 (millions of U.S. dollars)	2008	2007 Restated
ASSETS
Current assets
Cash and cash equivalents	$120	$222
Restricted cash	13	13
Short-term investments	-	102
Accounts receivable, net	264	287
Notes receivable	72	-
Unbilled revenue	86	99
Inventories, net	85	128
Income taxes recoverable	57	54
Current portion of deferred tax assets	43	45
Prepaid expenses and other	17	22
Assets held for sale	6	1
Total current assets	763	973

Property, plant and equipment, net	301	975
Deferred tax assets	58	4
Long-term investments and other assets	127	290
Goodwill[1]	772	782
Intangible assets, net	155	219
Total assets	$2,176	$3,243
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$267	$384
Current portion of deferred revenue	79	71
Income taxes payable	14	57
Current portion of long-term debt	19	94
Current portion of deferred tax liabilities	17	10
Total current liabilities	396	616

Long-term debt	263	451
Deferred revenue	10	17
Other long-term obligations	31	30
Deferred tax liabilities	70	188
Total liabilities	770	1,302

Shareholders’ equity
Common shares	488	493
Additional paid-in capital	76	72
Retained earnings[1]	621	880
Accumulated other comprehensive income[1]	221	496
Total shareholders’ equity	1,406	1,941
Total liabilities and shareholders’ equity	$2,176	$3,243

1 Subject to finalization of MDS Pharma Services goodwill impairment charge.

MDS Inc.
Consolidated Statements of Operations
[Preliminary  and unaudited]
Results excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill

	Three months ended October 31		Years ended October 31
(millions of U.S. dollars)	2008	2007 Restated	2008	2007 Restated
Revenues
Products	$161	$160	$636	$564
Services	134	147	579	555
Reimbursement revenues	27	20	100	91
Total revenues	322	327	1,315	1,210

Costs and expenses
Direct cost of products	(91)	(97)	(387)	(360)
Direct cost of services	(83)	(83)	(374)	(338)
Reimbursed expenses	(27)	(20)	(100)	(91)
Selling, general and administration	(77)	(84)	(279)	(265)
Research and development	(14)	(20)	(75)	(68)
Depreciation and amortization	(25)	(23)	(100)	(79)
Write-off of MAPLE facilities	(501)	-	(501)	-
Forgiveness of MAPLE debt	160	-	160	-
Asset impairments	-	-	(11)	-
Restructuring charges - net	(2)	4	(13)	(37)
Change in fair value of embedded derivatives	(13)	4	(14)	4
Impairment of goodwill[1]	TBD	-	TBD	-
Other income (expenses) - net	(1)	(7)	7	(84)
Total costs and expenses	(674)	(326)	(1,687)	(1,318)

Operating (loss) income from continuing operations[1]	(352)	1	(372)	(108)

Interest expense	(7)	(4)	(18)	(15)
Interest income	4	7	17	25
Change in fair value of interest rate swaps	-	1	2	1
Equity earnings	11	13	49	53
(Loss) income from continuing operations before income taxes[1]	(344)	18	(322)	(44)

Income tax (expense) recovery
- current	(15)	(9)	(39)	25
- deferred	104	8	128	(6)
(Loss) income from continuing operations[1]	(255)	17	(233)	(25)

Income (loss) from discontinued operations - net of income tax	-	(2)	-	806
Net (loss) income[1]	$(255)	$15	$(233)	$781

Basic (loss) earnings per share - from continuing operations	$(2.11)	$0.14	(1.91)	$(0.19)
- from discontinued operations	-	$(0.01)	-	6.12
Basic (loss) earnings per share[1]	$(2.11)	$0.13	$(1.91)	$5.93
Diluted (loss) earnings per share
- from continuing operations	$(2.11)	$0.14	$(1.91)	(0.19)
- from discontinued operations	-	(0.01)	-	6.11
Diluted (loss) earnings per share[1]	$(2.11)	$0.13	$(1.91)	$5.92

1Subject to finalization of MDS Pharma Services goodwill impairment charge.
TBD = To Be Determined

MDS Inc.
Consolidated Statements of Cash Flows
[Preliminary and Unaudited]
Results excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill

	Three months ended October 31		Years ended October 31
(millions of U.S. dollars)	2008	2007 Restated	2008	2007 Restated
Operating activities
Net (loss) income[1]	$(255)	$15	$(233)	$781
Less: Income (loss) from discontinued operations - net of tax	-	(2)	-	806
Income (loss) from continuing operations	(255)	17	(233)	(25)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow[1]	274	(9)	331	181
Net changes in non-cash working capital balances relating to operations	34	63	(108)	22
Cash provided by (used in) operating activities of continuing operations	53	71	(10)	178
Cash used in operating activities of discontinued operations	-	(4)	-	(56)
	53	67	(10)	122
Investing activities
Acquisitions	-	1	(18)	(600)
Purchases of property, plant and equipment	(15)	(28)	(56)	(71)
Proceeds on sale of property, plant and equipment	-	4	2	4
Proceeds from sale of businesses and investments	-	-	23	13
Proceeds on sale of short-term investments	-	-	101	165
Purchases of short-term investments	-	-	-	(118)
(Increase) decrease in restricted cash	2	(2)	-	(5)
Other	-	(13)	-	(15)
Cash provided by (used in) investing activities of continuing operations	(13)	(38)	52	(627)
Cash provided by investing activities of discontinued operations	-	-	-	929
	(13)	(38)	52	302
Financing activities
Decrease in bank indebtedness	(15)	-	-	-
Repayment of long-term debt	(8)	(10)	(89)	(18)
Decrease in deferred revenue and other long-term obligations	-	(3)	-	(2)
Payment of cash dividends	-	-	-	(3)
Issuance of shares	1	-	7	15
Repurchase of shares	(12)	-	(44)	(441)
Cash used in financing activities of continuing operations	(34)	(13)	(126)	(449)
Cash used in financing activities of discontinued operations	-	-	-	(2)
	(34)	(13)	(126)	(451)
Effect of foreign exchange rate changes on cash and cash equivalents	(16)	(4)	(18)	10
Net (decrease) increase in cash and cash equivalents during the period	(10)	12	(102)	(17)
Cash and cash equivalents, beginning of period	130	210	222	239
Cash and cash equivalents, end of period	$120	$222	$120	$222

1Subject to finalization of MDS Pharma Services goodwill impairment charge.

Key quarterly disclosures:
[Preliminary and Unaudited]
Results excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA
(millions of U.S. dollars)
Fourth Quarter			Year-To-Date

2008	2007		2008	2007
322	327	Total revenues	1,315	1,210
(27)	(20)	Reimbursement revenues	100	91
$295	$307	Net revenues	$1,215	$1,119

(255)	17	Income (loss) from continuing operations[1]	(233)	(25)
(89)	1	Income tax expense (recovery)	(89)	(19)
3	(3)	Net interest expense (income)	1	(10)
-	(1)	Mark-to-market on interest rate swaps	(2)	(1)
25	23	Depreciation and amortization	100	79
(316)	37	EBITDA	(223)	24
2	(4)	Restructuring charges, net	15	37
-	-	Asset impairments	11	-
8	2	Valuation provisions	11	8
-	(5)	Loss (gain) on sale of a business/investment	3	(4)
-	-	(Reversal) provision for FDA-related costs	(10)	61
2	5	Acquisition integration	4	19
341	-	MAPLE write-off and forgiveness of debt	341	-
$37	$35	Adjusted EBITDA	$152	$145
13%	11%	Adjusted EBITDA margin	13%	13%
1Subject to finalization of MDS Pharma Services goodwill impairment charge.

Consolidated net revenues, which exclude reimbursement revenue, were down 4% on a reported basis in the fourth quarter of 2008 with declines at MDS Pharma Services and MDS Analytical Technologies offsetting an increase at MDS Nordion.  On a year over year basis, foreign exchange impacts decreased net revenue in the fourth-quarter by approximately $13 million and the sale of certain product lines within MDS Nordion reduced revenue by roughly $10 million. Excluding the impact of foreign exchange plus acquisitions and divestitures, net revenue increased 4%.

The net loss from continuing operations, excluding the expected 2008 MDS Pharma Services goodwill write-down estimated at $270 million to $370 million, for the fourth quarter of 2008 was $255 million, compared with income of $17 million last year. Primary drivers for this decline include the MAPLE write-off of $246 million, $8 million of long-term investment write-downs and a $2 million in-process R&D expense related to a technology acquisition.  The fourth quarter of 2007 included $5 million of acquisition and integration costs associated with the Molecular Devices Corporation acquisition; a $4 million reduction in restructuring relating to employees who left voluntarily prior to their planned termination; a $5 million gain resulting from the bankruptcy proceeds of Protana Inc.; and a $2 million provision related to our investment in asset-backed commercial paper. Note the above does not include the pending fourth quarter write-down of MDS Pharma Services goodwill.  The items listed above were treated as adjusting items in calculating adjusted EBITDA.

Adjusted EBITDA of $37 million in the fourth quarter of 2008 was up $2 million from the fourth quarter of 2007.  On a year-over-year basis, foreign exchange gains from the revaluation of certain assets and liabilities resulted in a $20 million increase in adjusted EBITDA, which was largely offset by a $17 million reduction due to losses on embedded derivatives.  Excluding foreign exchange and embedded derivative impacts, higher cobalt shipment and medical isotope demand increased adjusted EBITDA at MDS Nordion, which was offset by declines at both MDS Analytical Technologies and MDS Pharma Services primarily as a result of lower revenue.

Adjusted net income and adjusted earnings per share reflect the adjustments described above on an after-tax basis.

Earnings Per Share
[excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill]
	Fourth Quarter		Year-To-Date
(U.S. dollars)	2008	2007	2008	2007
Basic earnings (loss) per share from continuing operations – as reported [1]	$(2.11)	$0.14	$(1.91)	$(0.19)
Adjusted for (after tax):
Restructuring charges, net	0.01	(0.02)	0.08	0.19
FDA-related provision	-	-	(0.06)	0.31
Asset impairment	-	-	0.07	-
Valuation provisions	0.07	0.01	0.09	0.06
Mark-to-market on interest rate swaps	-	(0.01)	(0.02)	(0.01)
Loss (gain) on sale of business and long-term investments	-	(0.04)	0.01	(0.02)
Acquisition integration and in-process R&D	0.02	0.02	0.02	0.09
MAPLE write-off and forgiveness of debt	2.03	-	2.02	-
Tax rate changes	-	-	(0.09)	-
Adjusted EPS	$0.02	$0.10	$0.21	$0.43
1Subject to finalization of MDS Pharma Services goodwill impairment charge.

Income from Continuing Operations
[excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill]
	Fourth Quarter		Year-To-Date
(millions of U.S. dollars)	2008	2007	2008	2007
Income (loss) from continuing operations – as reported[1]	$(255)	$17	$(233)	$(25)
Adjusted for (after tax):
Restructuring charges, net	1	(2)	10	25
FDA-related provision	-	-	(7)	41
Asset impairment	-	-	8	-
Valuation provisions	8	1	11	8
Mark-to-market on interest rate swaps	-	(1)	(2)	(1)
Loss (gain) sale of business and long-term investments	-	(5)	1	(3)
Acquisition integration and in-process R&D	2	2	3	12
MAPLE write-off and forgiveness of debt	246	-	246	-
Tax rate changes	-	-	(11)	-
Adjusted income from continuing operations	$2	$12	$26	$57
1Subject to finalization of MDS Pharma Services goodwill impairment charge.

MDS Pharma Services Backlog Table (Prior period backlog amounts have been recalculated per note below)

Orders	New Orders	Previously Reported Period-End Backlog	Adjustments	Period-End Backlog
Fiscal 2007 – Quarter 1	159	472	24	496
Quarter 2	103	428	35	463
Quarter 3	119	408	37	445
Quarter 4	134	375	51	426
Fiscal 2008 – Quarter 1	177	395	53	448
Quarter 2 Quarter 3	165 169	431 486	65 65	496 551
Quarter 4	131			485

In the fourth quarter of 2008, the Company identified certain adjustments related to the calculation of MDS Pharma Services order backlog which resulted in an increase to the third quarter 2008 ending backlog of approximately $65 million.  The increase in ending backlog was a result of improper calculation of foreign exchange impacts and the exclusion of certain orders or portions of orders.

New orders of $131 million in the fourth quarter of 2008 were down 2% from the fourth quarter of 2007, primarily due to lower orders in preclinical early-stage services.  Compared with the fourth quarter of 2007, period-end backlog was up 14% driven by higher new order wins, particularly in the first three quarters of 2008, which were partially offset by a foreign exchange revaluation due to a decline in the euro at the end of 2008, compared with the end 2007.  Period-ending backlog declined $66 million from the third quarter of 2008, primarily driven by the impact of foreign exchange due to a weaker euro in the fourth quarter and a moderate level of cancellations.

MDS Pharma Services Goodwill

During the annual fourth-quarter evaluation of goodwill, MDS determined that the carrying value of its MDS Pharma Services reporting unit exceeded its estimated fair value, indicating that its goodwill was impaired.  The Company believes that the decline in overall contract research sector’s market valuations, ongoing economic uncertainty and the delay in profit recovery at its MDS Pharma Services business are principal factors that drive the decline in its estimated fair market value as compared with its book value.

The Company is currently performing the second step of the goodwill impairment test for its MDS Pharma Services business. This involves allocating the estimated fair value of the reporting unit to all of its assets, including intangible assets regardless of whether they are recorded, and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. The Company is in the process of finalizing its calculations and, at this time, believes that the goodwill impairment will be in the range of $270 million to $370 million.  The final goodwill impairment charge will be incorporated into MDS’s 2008 year-end reports which are expected to be filed in January 2009.

Restated Results

MDS has reviewed its accounting for the 2006 MAPLE transaction which resulted from a mediated dispute with AECL, and has determined that the original accounting treatment was not correct.  Instead, the transaction should have been accounted for as a construction-in-progress, and when completed, as a capitalized lease over the estimated 40-year useful life of the MAPLE facilities. Under lease accounting, the $356 million incurred to build the MAPLE reactors prior to their transfer to AECL have been reclassified as a construction-in-progress and no gain or loss was recorded.  As a result, the $36 million pre-tax loss and associated income taxes previously reported in 2006 have been reversed and the 2007 balance sheet has been restated. From 2006 to 2008, $147 million of additional costs incurred by AECL in their efforts to complete the project were recorded in construction-in-progress and a corresponding amount was recorded as a long-term non-cash financing liability.  In addition, $25 million of implicit interest expense associated with MDS construction costs during the period should have been capitalized, resulting in an increase in net income in each period subsequent to the 2006 transaction with AECL.  Prior to the write-off of the MAPLE facilities in the fourth quarter 2008, the restatement increases net assets approximately $38 million and 2008 net income by about $4 million.

Selected Line Items from Consolidated Statement of Financial Position
[excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill]

October 31, 2008	October 31, 2007
(millions of U.S. dollars)	Reported	Previously Reported	Adjustments	Restated
ASSETS
Property, plant and equipment	$301	$386	$589	[a]	$975
Intangible assets	155	583	(364)	[b]	219
Other[1]	1,720	2,049	-		2,049
Total assets	2,176	3,018	225		3,243

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	$263	$290	$161	[c]	$451
Deferred tax liabilities	70	168	20	[d]	188
Retained earnings[1]	621	842	38	[e]	880
Accumulated other comprehensive income[1]	221	490	6		496
Other	1,001	1,228	-		1,228
Total liabilities and shareholders’ equity	$2,176	$3,018	$225		$3,243

1Subject to finalization of MDS Pharma Services goodwill impairment charge.

Notes for adjustments
(a) Recording of construction-in-progress and capitalized interest for capital lease accounting: $589 million
(b) Reversal of intangible assets for long-term supply agreement recognized in 2006: $(364) million
(c) Recording of financial liability relating to lease accounting: $161 million
(d) Deferred tax liabilities relating to capitalized interest and reversal of loss on non-monetary transaction: $20 million
(e) Fiscal 2007 P&L adjustment for capitalized interest and taxes: $8 million
Fiscal 2006 P&L adjustment for reversal of loss on non-monetary transaction, capitalized interest and taxes: $30 million
Total impact on retained earnings as of October 31, 2007: $38 million

Selected Line Items from Consolidated Statements of Operations
[excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill]

Fourth Quarter		Fourth Quarter				Year-to-Date	Year-To-Date
October 31, 2008		October 31, 2007				October 31, 2008	October 31, 2007
(millions of U.S. dollars)	Reported	Previously Reported	Adj.		Restated	Reported	Previously Reported	Adj.		Restated
Revenue	$322	$327			$327	$1,315	$1,210			$1,210
Costs and expenses	(674)	(326)			(326)	(1,687)	(1,318)			(1,318)
Operating loss from continuing operations	(352)	1			1	(372)	(108)			(108)
Interest expense	(7)	(7)	3	e	(4)	(18)	(27)	12	e	(15)
Interest income	4	7			7	17	25			25
Change in fair value of interest rate swaps	-	1			1	2	1			1
Equity earnings	11	13			13	49	53			53
Income tax (expense) recovery
- current	(15)	(9)			(9)	(39)	25			25
- deferred	104	9	(1)	e	8	128	(2)	(4)	e	(6)
Income (loss) from continuing operations[1]	(255)	15	2		17	(233)	(33)	8		(25)
Income (loss) from discontinued operations	-	(2)			(2)	-	806			806
Net (Loss) Income[1]	$(255)	$13	$2		$15	$(233)	$773	$8		$781
Basic (loss) earnings per share
from continuing operations[1]	(2.11)	0.12	0.02		0.14	(1.91)	(0.25)	0.06		(0.19)
from discontinued operations	-	(0.01)	-		(0.01)	-	6.12	-		6.12
Basic (loss) earnings per share	(2.11)	0.11	0.02		0.13	(1.91)	5.87	0.06		5.93
Diluted (loss) earnings per share
from continuing operations[1]	(2.11)	0.12	0.02		0.14	(1.91)	(0.25)	0.06		(0.19)
from discontinued operations	-	(0.01)	-		(0.01)	-	6.11	-		6.11
Diluted (loss) earnings per share	$(2.11)	$0.11	0.02		$0.13	$(1.91)	$5.86	0.06		$5.92

1Subject to finalization of MDS Pharma Services goodwill impairment charge

Notes for adjustments
(a) Recording of construction in progress and capitalized interest for capital lease accounting: $589 million
(b) Reversal of intangible assets for long-term supply agreement recognized in 2006: $(364) million
(c) Recording of financial liability relating to lease accounting: $161 million
(d) Deferred tax liabilities relating to capitalized interest and reversal of loss on non-monetary transaction: $20 million
(e) Fiscal 2007 P&L adjustment for capitalized interest and taxes: $8 million
Fiscal 2006 P&L adjustment for reversal of loss on non-monetary transaction, capitalized interest and taxes: $30 million
Total impact on retained earnings as of October 31, 2007: $38 million

Write-off of MAPLE facilities

In the fourth quarter, MDS assessed the MAPLE facilities net assets in light of its dispute with AECL and the Government of Canada, and determined that a net write-off of $246 million was appropriate under applicable accounting rules, given the difficulty of projecting a specific outcome for any dispute of this nature.  After restating the MAPLE facilities transaction, the write-off includes $501 million of construction-in-progress and $160 million of long-term financing liabilities. This write-off also resulted in the recognition of $95 million of deferred tax assets.

Debt Covenants Impact on Normal Course Issuer Bid

MDS long-term senior unsecured notes, which mature in several tranches up to 2014, contain a covenant that restricts the Company’s use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount.  The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that the Company does not control.  While MDS had no plans to pay dividends or invest in non-controlled businesses, the Company has repurchased shares in the past two years.  In 2008, MDS purchased 2.9 million shares for $44 million under its Normal Course Issuer Bid.  In 2007, MDS used $441 million to purchase 22.8 million shares under its substantial issuer bid.  With the write-off of certain MAPLE net assets and the expected write-down of MDS Pharma Services goodwill, its cumulative net income is expected to be below the amount defined in the covenant.  At this time, the Company cannot determine when it will overcome this restriction.

Guidance
[excluding the estimated $270 million - $370 million write-down of MDS Pharma Services goodwill]

(millions of U.S. dollars, except per share amount)	2007 Actual Results	September 2008 Guidance	2008 Preliminary Unaudited Results
Total revenue	$1,210	$1,330 – 1,350	$1,315
Net revenue	$1,119	$1,230 – 1,250	$1,215
Adjusted EBITDA	$145	$160 – 170	$152
Adjusted EPS	$0.43	$0.27 – 0.33	$0.21
Income (loss) from continuing operations[1]	$(25)	$18 - 28	$(233)
Basic EPS[1]	$(0.19)	$0.15 – 0.23	$(1.91)
Capital expenditures	$71	$50 – 60	$56
Effective tax rate[1]	43%	10% - 20%	28%
1Subject to finalization of MDS Pharma Services goodwill impairment charge.

Given the impact of the MAPLE write-off and the expected write-down of MDS Pharma Services goodwill, MDS expects the loss from continuing operations and the loss per share to be significantly below its annual guidance range.  These write-offs are also expected to have a significant impact on the Company’s 2008 effective tax rate.

The table above compares preliminary unaudited 2008 results, excluding the write-down of MDS Pharma Services goodwill with the annual guidance MDS provided in September, 2008.  An updated comparison of audited 2008 results to annual guidance will be included in the Company’s MD&A which is expected to be filed in January 2009.

The Company’s preliminary full-year performance on total revenue and net revenue is expected to be below the low end of its September 2008 guidance by $15 million as a result of impact of foreign exchange from the strengthening of the U.S. dollar in the latter part of the fourth quarter of 2008, lower than expected demand for high-end instruments at MDS Analytical Technologies and lower revenue at MDS Pharma Services as a result of higher-than-expected, customer-driven project delays and cancellations.

Preliminary adjusted EBITDA and adjusted EPS are expected to be $152 million and $0.21, below the low end of the Company’s guidance range by $8 million and $0.06, respectively.  Excluding the impact of the significant strengthening of the U.S. dollar in the latter part of the fourth quarter of 2008, which resulted in a $13 million loss on embedded derivatives and a $9 million gain from the revaluation of certain assets and liabilities, MDS’s results are expected to be $4 million below guidance primarily as a result of the shortfalls in revenue at MDS Analytical Technologies and MDS Pharma Services as described above.

Preliminary 2008 capital expenditures are expected to be $56 million and within the guidance range MDS provided in September 2008.

In 2008, MDS provided annual guidance to facilitate the transition to U.S. GAAP.  Moving forward, the Company does not intend to issue guidance.